UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-05663

LIBERATOR MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

2979 SE Gran Park Way Stuart, Florida 34997 (772) 287-2414

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   1*

* Freedom MergerSub, Inc. (“Merger Sub”), a Nevada corporation wholly owned by C. R. Bard, Inc., a New Jersey corporation (“Bard”), merged with and into Liberator Medical Holdings, Inc., a Nevada corporation (“Liberator”), with Liberator continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of November 19, 2015 by and among Bard, Merger Sub and Liberator. The Merger became effective on January 21, 2016, pursuant to the Articles of Merger filed with the Secretary of State of the State of Nevada, and the separate existence of Merger Sub ceased thereby. As a result of the Merger, Liberator is wholly owned by Bard.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Richard C. Rosenzweig

Name: Richard C. Rosenzweig
Title: Vice President and Assistant Secretary

Date: February 1, 2016